NO ACT

PE
12-18-13



Received SEC

DEC 18 2013

Washington, DC 20549

Michael P. Carey
Telephone: (404) 572-6863
Facsimile: (404) 420 0863
Email: Michael.Carey@bryancave.com



13003982

Securities Exchange Act of 1934 / Rule 14a-8

Bryan Cave LLP
One Atlantic Center
Fourteenth Floor
1201 W. Peachtree St., NW
Atlanta, GA 30309
Phone (404) 572-6600
Fax (404) 572-6999
www.bryancave.com

December 18, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public Availability: 12-18-13

Re: Express Scripts Holding Company – Omission of Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

Our client, Express Scripts Holding Company ("Express Scripts") received a stockholder proposal (the "Proposal") from Mr. John Chevedden that contains objectively and demonstrably inaccurate statements. Despite repeated requests by Express Scripts to remove such objectively false statements, specifically identified in its requests, Mr. Chevedden failed to make any changes to the Proposal. Express Scripts believes that it is not required, under the proxy rules, to include in its proxy statement, distributed in the single most important annual communication to its approximately 680,000 beneficial and record stockholders, patently inaccurate statements that could easily have been removed or corrected.

Accordingly, this letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that Express Scripts intends to omit the Proposal from its proxy statement (the "2014 Proxy Statement") for its 2014 annual meeting of stockholders. Express Scripts expects to file the definitive 2014 Proxy Statement on or about March 25, 2014. In accordance with Rule 14a-8(j), this letter is being submitted more than 80 calendar days before such date, and a copy of this submission is being forwarded simultaneously to Mr. Chevedden.

Express Scripts is not requesting that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission respond to this notice. Instead, as is required by Rule 14a-8(j), Express Scripts is simply notifying the

Staff of its intent to exclude the Proposal. This notice includes the reasons, as is required by Rule 14a-8(j), why Express Scripts believes that it may exclude the Proposal. Concurrently herewith, Express Scripts is filing a lawsuit in the U.S. District Court for the Eastern District of Missouri, seeking a judicial declaration that Express Scripts may exclude the Proposal form the 2014 Proxy Statement.

Pursuant to Rule 14a-8(k) and Staff Legal Bulletin 14D, Mr. Chevedden is requested to copy the undersigned on any correspondence he may choose to make to the Staff.

I. The Proposal and the Correspondence Between Express Scripts and Mr. Chevedden

A copy of the Proposal, submitted on November 11, 2013, together with the supporting materials, is attached hereto as Exhibit A. On November 14, 2013, Express Scripts advised Mr. Chevedden of his failure to satisfy eligibility requirements of Rule 14a-8 and requested him to provide support for, and remove inaccuracies from, certain statements contained in the Proposal's supporting statement (the "Deficiency Notice"). The Deficiency Notice pointed out four specific statements that are objectively and demonstrably false. Mr. Chevedden responded on November 15, 2013 relating to sources of certain other statements in the Proposal, and provided proof of his share ownership on November 19, 2013. However, he did not correct the objectively false statements mentioned in the Deficiency Notice. On December 12, 2013, Express Scripts again requested Mr. Chevedden to correct such objectively false statements and again identified the statements, and it followed up this second request with multiple emails (on December 13, December 16 and December 17) clarifying and reiterating its position. Mr. Chevedden ultimately did not withdraw or correct any of the four specific statements identified in the Deficiency Notice, as described below. All relevant correspondence between Express Scripts and Mr. Chevedden is attached hereto as **Exhibit B.**

II. Express Scripts May Exclude the Proposal Pursuant to Rule 14a-8(i)(3), Because the Supporting Statement Contains Objectively False and Misleading Statements in Violation of Rule 14a-9.

Rule 14a-8(i)(3) authorizes a company to exclude a stockholder proposal, notwithstanding that it has complied with procedural requirements, on the basis that "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." 17 CFR § 240.14a-8(i)(3). Rule 14a-9, in turn, provides that "[n]o solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it was made, is false or misleading with respect to any material fact...."

The Staff has previously taken the position that while a supporting statement cannot be excluded merely on the grounds that it (i) is not supported by a citation to source material, (ii) may be disputed, (iii) may be interpreted by shareholders in a manner unfavorable to the company, or (iv) contains opinions presented as fact, a company is nonetheless entitled to exclude a statement that is demonstrably and materially false or misleading. *See* Staff Legal Bulletin No. 14B: Shareholder

Proposals (Sept. 15, 2004).

Mr. Chevedden's Proposal is supported by a supporting statement that purports to describe various abuses and substandard practices and conditions at Express Scripts, claiming that Express Scripts' "environmental, social and corporate governance performance" is "clearly improvable". The supporting statement is purportedly based on information "as reported in 2013". The supporting statement contains four statements that are demonstrably and materially false or misleading:

- ***First***, the Proposal states that "In regard to executive pay there was $51 million George Paz," which is both an incomplete sentence and misstates the compensation paid to George Paz, who is Express Scripts' chief executive officer and the chairman of its board of directors. Mr. Paz's total compensation for 2012, as reported on page 42 of its 2013 Proxy Statement ("Proxy Statement"), was $12,754,690. His total compensation for the combined years 2010-12 was $31,581,836, also substantially less than the figure stated by the Proposal in its supporting statement.

- ***Second***, the Proposal states that "[t]here was no clawback policy to recoup unearned executive pay based on fraud or error." This is identified as one of the alleged corporate governance shortcomings which the Proposal is purportedly designed to address. This statement is false. Express Scripts adopted a clawback policy in 2011, which became effective in the 2012 fiscal year, which applies to all of its current and former executive officers as well as certain other employees who received incentive-based compensation following the effectiveness of the policy. These facts were reported on page 38 of the Proxy Statement.

- ***Third***, the Proposal states that "Mr. Skinner also received our highest negative votes," referring to Samuel Skinner, a director of Express Scripts. This statement is given as support for Chevedden's statement that Mr. Skinner was "overcommitted", one of the alleged corporate governance problems which the Proposal is purportedly designed to address. The statement is false. At Express Scripts' 2013 annual stockholder meeting, Mr. Skinner received 77,483,497 votes against (as compared to 552,829,601 votes in favor of Mr. Skinner), which was fewer than three other directors standing for election. This fact was reported in a Current Report on Form 8-K dated May 14, 2013 press release.

- ***Fourth***, the Proposal states that "Express Scripts still had plurality voting". This is portrayed as one of Express Scripts' corporate governance practices in need of improvement, which the Proposal is purportedly designed to address. This statement is false. Express Scripts requires the affirmative vote of a majority of the votes cast to elect a director when a quorum is present. This fact was reported on page 6 of the Proxy Statement.

These four statements are materially false and misleading, and therefore, render the Proposal subject to exclusion under Rules 14a-8 and 14a-9. A statement is material if "a reasonable shareholder would consider it important in deciding how to vote." *Basic Inc. v. Levinson*, 485 U.S. 224, 231, 108 S.Ct. 978 (1988). The Proposal is plainly portrayed as intended to address various perceived abuses and substandard corporate governance practices. The four misstatements comprise nearly the entire "factual" support for the supporting statement's argument that the Proposal is necessary and desirable. Express Scripts' past practices in the absence of the policy changes called for in the proposal are plainly important to any stockholder's consideration of the issue that is being put to a stockholder vote on the need for such changes.

Express Scripts should not be required to publish, in connection with a proposed stockholder resolution, "supporting" material that would only confuse and mislead its stockholders. It is the clear intent of and policy of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, to prevent and prohibit this from happening. Accordingly, Rules 14a-8 and 14a-9 authorize Express Scripts to exclude the Proposal.

III. Conclusion

For the foregoing reasons, Express Scripts believes that it may exclude the Proposal from its 2014 Proxy Statement. If you have any questions or require any additional information, please do not hesitate to call me at (404) 572-6863.

Sincerely,



Michael P. Carey

Enclosures

cc: Mr. John Chevedden
Keith J. Ebling, Esq. (Express Scripts Holding Company)

Exhibit A

Proposal

See attached

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. George Paz
Chairman of the Board
Express Scripts, Inc. (ESRX)
One Express Way
Saint Louis MO 63121
PH: 314 996-0900

Dear Mr. Paz,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,





John Chevedden — Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Keith J. Ebling <kebling@express-scripts.com>
Corporate Secretary
FX: 866-276-7055
Joseph J. Satorius <JJSatorius@express-scripts.com>

[ESRX: Rule 14a-8 Proposal, November 11, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is also our board chairman, this arrangement can hinder our board's ability to monitor CEO performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated Express Scripts D for accounting. GMI said forensic accounting ratios related to asset-liability valuation had extreme values either relative to industry peers or to the company's own history. Express Scripts had higher shareholder class action litigation risk than 99% of all rated companies.

In regard to executive pay there was $51 million George Paz. ESRX did not disclose specific job performance objectives for Mr. Paz. ESRX could give long-term incentive pay to Mr. Paz for below-median performance against a peer group. There was no clawback policy to recoup unearned executive pay based on fraud or error.

In regard to our board of directors, Samuel Skinner (age 74) appeared to be over-committed since he was on the boards of 4 other companies. Mr. Skinner also received our highest negative votes. William DeLaney was a CEO on our executive pay committee which seems to be a conflict of interest. Express Scripts still had plurality voting and lacked fair price provisions to help insure that all shareholders are treated fairly.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Correspondence Regarding Proposal

See attached.



EXPRESS SCRIPTS®

November 14, 2013

VIA E-MAIL FISMA & OMB Memorandum M-07-16 AND COURIER

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

We acknowledge receipt on November 11, 2013 of your letter dated November 11, 2013, sent by e-mail, and accompanying shareholder proposal relating to an independent board chairman (the "Proposal"). You addressed the letter to Express Scripts, Inc.

As you may know, following the mergers involving Express Scripts, Inc. and Medco Health Solutions, Inc. that were consummated on April 2, 2012 (the "Mergers"), Express Scripts, Inc. is no longer a publicly traded company and, instead, is a wholly-owned subsidiary of Express Scripts Holding Company. Express Scripts Holding Company was formed in connection with the Mergers and became the publicly traded company on April 2, 2012. Accordingly, the Proposal as currently submitted is not a proper proposal for inclusion in our proxy statement or for consideration by the stockholders of Express Scripts Holding Company. We ask you to confirm that you intended to address the Proposal to, and seek inclusion in the proxy statement of, Express Scripts Holding Company ("Express Scripts"). Without such confirmation, Express Scripts is unable to include the Proposal in its proxy statement.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, we may, pursuant to Rule 14a-8(f), exclude the proposal from our proxy statement.

You have not provided any evidence that you satisfy the share ownership requirement. You are not listed as a record holder of Express Scripts common stock. Under Rule 14a-8(b), you can provide proof by submitting to Express Scripts a written statement from the record holder of Express Scripts common stock (usually a broker or bank) verifying that you continuously held the shares for at least one year period preceding and including November 11, 2013.

In light of recent guidance issued by the Staff of the Securities and Exchange Commission, if you intend to verify ownership by a letter from a broker or bank through which you hold your shares, that broker or bank must either be (i) a registered holder of common stock of Express Scripts as reflected in our records or (ii) a participant in the Depository Trust Company ("DTC") or an "affiliate" of such participant. If the broker or bank is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the shares are held. If the DTC participant knows your broker's or bank's holdings, but does not know your holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming the broker or bank's ownership. See Staff Legal Bulletins Nos. 14F and 14G. You may obtain a copy of DTC's participant list online at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

In addition to the foregoing deficiency relating to your eligibility to submit a shareholder proposal under Rule 14a-8, we note that the supporting statement accompanying the Proposal purport to refer to statements by third parties, including by "GMI Ratings." We are unaware of any publicly available report by "GMI Ratings," or any other person, containing the statements included in the supporting statement. In order that we can verify that the referenced statements are indeed reported by third parties, including "GMI Ratings," and are not otherwise false and misleading as presented in the supporting statement, in violation of Rule 14a-8, we ask you to provide us a copy of any reports containing the statements included in the supporting statement, including any reports by "GMI Ratings." For example, we are unable to verify that Express Scripts was purportedly rated "D" regarding asset-liability valuation ratios, that the referenced forensic accounting ratios had "extreme values either relative to industry peers or to the company's own history," that Express Scripts had purportedly "higher shareholder class action litigation risk than 99% of all rated companies," or that a similar proposal won "50%-plus support at 5 major U.S. companies in 2013.". Thus, without being provided the source documents, neither we nor our shareholders have any way of verifying to what source or sources the statements in the supporting statement are attributable, whether those statements are taken out of context, or whether the statements have been updated or are out of date or otherwise based on inaccuracies or otherwise erroneous.

Furthermore, we believe that the supporting statements contain several false and misleading statements which are objectively and demonstrably inaccurate, and, in some cases, nonsensical due to poor grammar or word choice. Such statements include:

- "In regard to executive pay there was $51 million George Paz."
- "There was no clawback policy to recoup unearned executive pay based on fraud or error."
- "Mr. Skinner also received our highest negative votes."
- "Express Scripts still had plurality voting."

Unless we receive further evidence that you have satisfied the eligibility requirements of Rule 14a-8, we intend to exclude the Proposal from the proxy statement. Please note that if you intend to submit any such evidence, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. Also, we intend to exclude the Proposal from the proxy statement if we do not receive evidence relating to the various unsupported statements, and/or if you do not correct the factual mistakes, made in the supporting statement.

Attached is a copy of Rule 14a-8 on shareholder proposals and Staff Legal Bulletin Nos. 14F and 14G. We thank you for your interest in Express Scripts and please contact us if you have any further questions.

Best regards,



Christopher A. McGinnis
Vice President and Associate General Counsel

Attachments

Rule 14a-8 – Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a

reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9,

you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders

under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting.

Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

-----Original Message-----
From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 15, 2013 10:28 PM Central Standard Time
To: McGinnis, Chris A. (EHQ)
Subject: Rule 14a-8 Proposal (ESRX) gmi`

Mr. McGinnis,
I hope this is useful in regard to GMI. It is from the GMI website.
Please let me know if there is any question.
Sincerely,
John Chevedden

With regard to complimentary reports, we provide corporate issuers with 1 complimentary overview copy of our ESG and AGR reports for their company every 12-months upon request. The request must come directly from the corporation and we will only provide complimentary copies directly to corporate issuers, not their outside counsel. Corporate issuers interested in requesting a complimentary copy should be directed here: http://www3.gmiratings.com/home/contact-us/company-rating/ <http://www3.gmiratings.com/home/contact-us/company-rating/>

We always encourage corporate issuers and law firms to utilize one of our subscription options to GMI Analyst so they can efficiently monitor ESG and AGR data, events, ratings (the ratings are subject to change monthly and quarterly, respectively), and Key Metrics throughout the year. We have approximately 100 corporate issuers who subscribe to GMI Analyst and we work with many law firms (either within the law libraries or at the associate level) who utilize GMI Analyst as a ESG and forensic-accounting risk research product.



EXPRESS SCRIPTS®

December 11, 2013

VIA E-MAIL *** FISMA & OMB Memorandum M-07-16 *** AND COURIER

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

We are referring to the shareholder proposal submitted by you on November 11, 2013 relating to an independent board chairman (together with the supporting statement submitted with the proposed shareholder resolution, the "Proposal"). We previously asked that you provide support for, and correct certain factual inaccuracies in, some of the statements included in the Proposal. We acknowledge receipt on November 15, 2013 of your e-mail responding to this request. We have reviewed your response and also certain materials we have obtained from GMI Ratings.

We believe that the Proposal still contains several false and misleading statements which are objectively and demonstrably inaccurate (whether due to the inaccuracies in the GMI report or otherwise), and, in some cases, nonsensical due to poor grammar or word choice. Such statements include:

- "In regard to executive pay there was $51 million George Paz."
- "There was no clawback policy to recoup unearned executive pay based on fraud or error."
- "Mr. Skinner also received our highest negative votes."
- "Express Scripts still had plurality voting."

In light of the foregoing, we again request you to revise the Proposal by (i) correcting or removing the first bulleted statement and (ii) by removing the three other bulleted statements. We intend to seek exclusion of the Proposal from the proxy statement if you do not submit an updated proposal with these revisions to us by December 17, 2013, at 5:00p.m. (central time).

Although we are hereby pointing out specific inaccuracies, we reserve the right to assert any other grounds for excluding the Proposal.

We thank you for your interest in Express Scripts.

Best regards,

Christopher A. McGinnis
Vice President and Associate General Counsel

-----Original Message-----
From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 12, 2013 10:10 PM Central Standard Time
To: McGinnis, Chris A. (EHQ)
Subject: Shareholder Proposal (ESRX)

I will be glad to consider any evidence to the contrary regarding the 4-bullets in the December 11, 2013 letter.
John Chevedden

From: McGinnis, Chris A. (EHQ)
Sent: Friday, December 13, 2013 4:03 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Shareholder Proposal (ESRX)

Mr. Chevedden,

With respect to the bullet points in my letter dated December 11, 2013, all evidence to the contrary is publicly available and in some cases has already been sent directly to you. Specifically, information related to the voting standard in director elections and our clawback policy can be found on pages 6 and 38, respectively, of our proxy statement for the 2013 annual meeting ("2013 Proxy Statement") which was previously distributed to you as a shareholder. Please refer to our current report on Form 8-K filed on May 14, 2013 for information on the voting results in the 2013 director elections. With respect to your statement regarding Mr. Paz, I simply cannot interpret the intentions of an incomplete sentence. If you are seeking information related to Mr. Paz's compensation, such information can be found on page 42 of the 2013 Proxy Statement. Each of these documents is publicly available on the EDGAR page of the Securities and Exchange Commission website at www.sec.gov.

We note that the technical deadline for submitting a revised proposal under the securities laws has passed. We have extended the deadline in this case out of respect for the right of our shareholders to submit legitimate proposals, but due to regulatory and practical timing constraints we cannot extend the date any further. I reiterate that you must submit to us an updated proposal, without any false and misleading statements, by (i) correcting or removing the sentence regarding Mr. Paz and (ii) removing the three other statements (in each case, as referenced in our letter dated December 11, 2013) no later than by December 17, 2013, at 5:00p.m. (Central time).

Chris A. McGinnis
Vice President and Associate General Counsel
Express Scripts
One Express Way
Mail Route HQ2E03
St. Louis, MO 63121
314.684.6306

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 12, 2013 10:10 PM
To: McGinnis, Chris A. (EHQ)
Subject: Shareholder Proposal (ESRX)

I will be glad to consider any evidence to the contrary regarding the 4-bullets in the December 11, 2013 letter.
John Chevedden

From: Moothart, Barbara J. (EHQ) **On Behalf Of** McGinnis, Chris A. (EHQ)
Sent: Tuesday, December 17, 2013 10:41 AM
To: FISMA & OMB Memorandum M-07-16 ***
Cc: McGinnis, Chris A. (EHQ)
Subject: RE: Shareholder Proposal (ESRX)

Mr. Chevedden,

As indicated in our prior emails and correspondence, the information in the Company's proxy statement for the 2013 annual meeting and Current Report on Form 8-K filed on May 14, 2013 evidence the inaccuracy of those statements you mention as well as other the statements described in the four bullet points in my letter dated December 11, 2013. Each of these documents is publicly available on the EDGAR page of the Securities and Exchange Commission website at www.sec.gov. Further information regarding our various policies and practices and the timing of their adoption can be found with a modicum of research utilizing these and our other publicly available documents via the EDGAR website.

We reiterate that the technical deadline for submitting a revised proposal under the securities laws has passed. We extended the deadline in this case out of respect for the right of our shareholders to submit legitimate proposals, but due to regulatory and practical timing constraints we cannot extend the date any further. You must submit to us an updated proposal, without any false and misleading statements, by (i) correcting or removing the sentence regarding Mr. Paz and (ii) removing the three other statements (in each case, as referenced in our letter dated December 11, 2013) no later than today (December 17, 2013) at 5:00 p.m. (Central time).

Chris A. McGinnis
Vice President and Associate General Counsel
Express Scripts
One Express Way
Mail Route HQ2E03
St. Louis, MO 63121
314.684.6306

CONFIDENTIAL & PRIVILEGED COMMUNICATION

-----Original Message-----
From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 16, 2013 10:32 PM Central Standard Time
To: McGinnis, Chris A. (EHQ)
Subject: Shareholder Proposal (ESRX)

Does this text mean that in part of 2013 the current voting standard in director elections and the clawback policy were not in effect:
"Specifically, information related to the voting standard in director elections and our clawback policy can be found on pages 6 and 38, respectively, of our proxy statement for the 2013 annual meeting ("2013 Proxy Statement") which was previously distributed to you as a shareholder."
John Chevedden